internet radio

May 24, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington, D.C. 20549-7010

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Pandora Media, Inc.
Form 10-K for the fiscal year ended January 31, 2012
Filed March 19, 2012
File No. 001-35198

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 11, 2012, relating to the Form 10-K for the fiscal year ended January 31, 2012 (the “Form 10-K”) of Pandora Media, Inc. (“Pandora,” the “Company” or “we”). For ease of review, we have set forth each of the Staff’s comments in bold print below, followed by our responses thereto. Page references in the responses below correspond to the page numbers in the Form 10-K.

Business, page 3

Distribution, page 4

1.	Please tell us and disclose whether you are required to pay a fee under your distribution agreements. If so, tell us and disclose the terms of such a fee.

Response: The Company respectfully provides the following supplemental information to the Staff. We do not pay fees to third party partners who distribute our applications or otherwise make our service available to consumers. We do pay industry-standard “in-app” payment processing fees to certain of those partners when a listener downloads the Pandora app from such partner and uses it to purchase a subscription to Pandora One.

Advertising, page 5

2.	We note that your listenership on mobile platforms is growing at a much faster pace than on other platforms. We also note that the advertising designed for mobile devices is different than advertising on other platforms. Please include a breakdown of the dollar amount of advertising attributable to your mobile platforms versus advertising dollars on other platforms.

Response: The Company respectfully provides the following supplemental information to the Staff. The Company evaluates it mobile monetization progress by tracking mobile advertising revenue, which reflect advertising revenue from mobile and other connected devices, including automobiles and consumer electronics. The Company’s mobile advertising revenue grew from over $25 million in the fiscal year ended January 31, 2011 to over $100 million in the fiscal year ended January 31, 2012. Our total revenue was $137 million and $274 million for the fiscal years ended January 31, 2011 and January 31, 2012, respectively. The Company respectfully refers to its response to Question 4 below for more information regarding its tracking of mobile advertising revenue.

2101 Webster Street	510.451.4100
Suite 1650	fax 510.451.4286
Oakland CA 94612	www.pandora.com

Risk Factors, page 12

If music publishers withdraw all or a portion of their catalogs… page 21

3.	Please disclose how EMI’s withdrawal of certain licensing rights from ASCAP impacted your 900,000 song catalog. Absent a direct agreement with EMI, please tell us and disclose your basis for estimating EMI royalties related to those withdrawn licensing rights. In this regard, we note your disclosure on page 46 that for royalty agreements under negotiation, you accrue estimated royalties based on the available facts and circumstances and adjust these estimates as more information becomes available.

Response: The Company respectfully provides the following supplemental information to the Staff. The Company recently signed a Blanket Non-Interactive Streaming Performance Rights License (the “License”) with EMI Entertainment World Inc. (“EMI”). Thus, while there was previously uncertainty as to how EMI’s withdrawal of certain rights from ASCAP might have impacted our song catalog and/or the rates that we might have to pay for licensing such rights, this License resolves such questions, at least for the duration of its term, which extends through December 31, 2013. The License establishes the royalty the Company pays EMI during this period at a negotiated percentage of a Company revenue figure that has been adjusted to reflect EMI’s pro rata share of the music streamed by the Company.

It remains the case that for royalty arrangements under negotiation, we will accrue for estimated royalties based on the available facts and circumstances and adjust these estimates as more information becomes available. Before the License was signed, we based our accrual both on multiple benchmarks, including the comparable royalty rates that we and other parties pay other performance right organizations for access to their catalogs, and on the substance of our ongoing negotiations with EMI. We have calculated the amounts owing under the License and the variance between what we accrued under our estimates and the final amounts due under the License was not material.

Management’s Discussion and Analysis, page 42

Advertising Revenue, page 44

4.	For each period presented, please provide a more detailed quantitative analysis of how you were able to effectively monetize mobile listening hours based on the growth of mobile advertising revenues in relation to mobile listening hours. In addition, discuss how an increasing mobile listenership trend and increasing content acquisition costs will impact future results of operations.

Response: The Company respectfully provides the following supplemental information to the Staff. The Company’s mobile advertising revenue, which reflects advertising revenue from mobile and other connected devices, including automobiles and consumer electronics, grew from over $25 million in the fiscal year ended January 31, 2011 to over $100 million in the fiscal year ended January 31, 2012. Over the same periods, the Company’s ad supported mobile and device listener hours grew from over 2.0 billion listener hours to over 5.4 billion listening hours.

While the Company considers its mobile advertising revenue and mobile listener hours useful for directional evaluation of its mobile monetization efforts, the Company has not historically tracked and audited revenue derived from mobile devices to the level required for financial statement reporting. The Company focuses on developing and marketing multi-platform display, audio and video ad products to advertisers for delivery across all platforms: mobile, other connected devices and traditional computer platforms. In addition, consumer adoption of rapidly evolving technology renders distinctions between mobile and traditional computer platforms difficult to track. To assist management in the directional evaluation of mobile monetization efforts and to provide insights into trends, the Company does estimate disaggregated advertising revenue across its delivery platforms and has included disclosure of these estimates in recent filings to provide investors with insights into the key trends upon which management is focused.

As discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2012 “Risk Factors—Advertising on mobile devices, such as smartphones, is an emerging phenomenon, and if we are unable to increase revenue from our advertising products delivered to mobile devices, our results of operations will be materially adversely affected” and further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” the Company has not been able to generate revenue from its advertising products delivered to mobile and other connected devices as effectively as it has for advertising products served on traditional computers. Given the royalty structures in effect with respect to the Company’s content acquisition, the Company’s content acquisition costs increase with each additional listener hour regardless of whether a listening hour is consumed on a traditional computer or mobile or other connected device. While the Company sees no fundamental difference in the long-term monetization potential between mobile and other connected devices and traditional computers and views the growth in mobile listenership as largely complimentary to the Company’s traditional computer listenership, to the extent that the Company is unable to continue to improve its mobile monetization, coupled with increasing content acquisition costs discussed in “Business—Sound Recordings”, its results of operations and financial condition will be adversely affected and the Company may not achieve profitability.

As requested by the Staff, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please contact me at 510-842-7939.

Very truly yours,

/s/ Steven Cakebread
Steven Cakebread
Executive Vice President and Chief Financial Officer

cc:	Gregory Dundas, Attorney-Advisor, Securities and Exchange Commission
Kathryn Jacobson, Senior Accountant, Securities and Exchange Commission
Dean Suehiro, Senior Accountant, Securities and Exchange Commission
Mr. Joseph Kennedy, Chief Executive Officer, President and Chairman, Pandora Media, Inc.
Ms. Delida Costin, Senior Vice President, General Counsel and Secretary, Pandora Media, Inc.
Martin A. Wellington, Davis Polk & Wardwell, LLP

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